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                              February 24, 2021

       Jun Zhu
       Chairman and Chief Executive Officer
       The9 LTD
       17 Floor, No. 130 Wu Song Road
       Hong Kou District, Shanghai 200080
       People   s Republic of China

                                                        Re: The9 LTD
                                                            Post-Effective
Amendment No. 2 to Registration Statement on Form F-1
                                                            Filed February 9,
2021
                                                            File No. 333-240331

       Dear Mr. Zhu:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective Amendment No. 2 to Registration Statement on Form F-1, filed February 9, 2021

       General

   1. We note your response to comment 1, but it is not completely responsive to our comment.
                                                        While we understand the
pricing calculations presented in your response as they relate to your initial
registration statement taken effective on September 29, 2020, and the pricing supplement filed
thereafter, your disclosure in this post-effective amendment references an amount of securities
registered in that offering that is different than the amount of securities disclosed in
the initial registration statement and/or pricing supplement. Please revise your filing to
clearly reference the number of securities initially registered in that offering, or reference
the maximum aggregate amount of securities registered, so investors have appropriate
context for your statements regarding the "registered follow-on
 Jun Zhu
FirstName
The9 LTD LastNameJun Zhu
Comapany24,
February  NameThe9
            2021   LTD
February
Page 2 24, 2021 Page 2
FirstName LastName
         offering."

         As a related matter, we note your response to comment 4, and that you continue to refer to the "follow-on" offering in your registration statement. However, this offering does not appear to be a "follow-on" offering, and your amended disclosure does not clarify your reference to a "follow-on offering" because it does not reference the filing to which you are referring. In this regard, the registration statement taken effective on September 29,
         2020 does not register "2,350,000 ADSs," so your amended disclosure does not clarify to which offering you are referring. Please revise your disclosure accordingly.
2. We note your response to prior comment 2, but it is still unclear whether you are registering additional securities. In this regard, we note your response that you are able to register the relevant securities because you relied on Rule 457(o) of the Securities Act of
         1933, which allows for a registration fee calculated on the basis of a maximum aggregate offering price. However, the analysis in your response references a volume of securities
         the company    had    immediately prior to filing the post-effective
amendment, rather than a
         dollar amount, thus making any comparison difficult. Please provide a complete explanation as to why no additional securities are being registered pursuant to this post-
         effective amendment. Your response should include, for each category of securities (i.e.,
         warrants, representative   s warrants, over-allotment warrants, ADSs,
or ordinary
         shares), the dollar amount, volume, and sale price of the securities that have been registered and sold in prior offerings, and the dollar amount, volume, and sale price of the securities that you are able to register pursuant to this post-effective amendment. For
         example, where you respond in comment 1 that the    final maximum
offering size of the
         follow-on offering is approximately US$9.7 million,    you should tell
us the category of
         securities offered and sold, the number and dollar amount of the securities offered and sold, and how this relates to the maximum aggregate offering price of each category of security you initially registered. Please also clarify what you mean when you say the company "had" certain securities immediately prior to filing this post-effective amendment. For guidance, see Securities Act Rules Compliance and Disclosure
         Interpretations Question 240.01, available on our pubic website.
3. We note your response to comment 5, and your amended disclosure about your cryptocurrency mining operations, including that "[t]he Investors shall make payment of the purchase price and the exercise price for the warrants in (i) cash, (ii) cryptocurrencies, or (iii) a combination of both, at our election." Please amend your filing to disclose whether you intend to hold for investment any digital assets that you receive from warrant holders or as a reward or compensation for your mining activities, or if you plan to convert any digital assets into fiat currency after receipt. If you do intend to hold digital assets, please describe your existing and/or future holdings, and storage and custodial practices. Please also discuss the business risks and challenges associated with cryptocurrency operations, and the amount of funds you will need to operate your business, including cryptocurrency operations, for the next 12 months. Jun Zhu
The9 LTD
February 24, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                          Sincerely,
FirstName LastNameJun Zhu
                                                          Division of
Corporation Finance
Comapany NameThe9 LTD
                                                          Office of Trade &
Services
February 24, 2021 Page 3
cc:       Haiping Li., Esp.
FirstName LastName